UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-28160

(Check One):   ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended: ___________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant: Interactive Systems Worldwide Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and number): 2 Andrews Drive, 2nd Floor

City, State and Zip Code: West Paterson, New Jersey 07424-2672

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Ford 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant hereby represents that it is unable to file its Annual Report on Form 10-KSB for the year ended September 30, 2007 within the prescribed time period without unreasonable effort or expense. The Registrant anticipates that the Form 10-KSB will be filed by no later than January 15, 2008, which is the 15th calendar day following the date on which the Form 10-KSB was due.

The Registrant requires additional time to update the deferred tax schedules for the year ended September 30, 2007. The financial statements for the year ended September 30, 2007 cannot be finalized until this determination is completed. The Registrant believes that this process cannot be completed within the prescribed time period for filing its Annual Report on Form 10-KSB without unreasonable effort or expense.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bernard Albanese	(973)	256-8181
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report an increase in revenues and a decrease in net loss for 2007 as compared to 2006. The anticipated increase in revenues, from $111,000 to $500,000, is primarily due to the launching of a new version of the Company’s product. The anticipated decrease in net loss from $4,721,000 to $2,202,000, is primarily due to the increase in revenues, an increase in other income from $3,000 to $460,000 as well as a decrease in general and administrative expenses.

INTERACTIVE SYSTEMS WORLDWIDE INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 31, 2007	By:	/s/ Bernard Albanese
Chief Executive Officer